UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

SEC File Number 001-41606

CUSIP Number G13311116

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K
	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For Transition Period Ended:_______________________________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Brera Holdings PLC

Full Name of Registrant

Brera Holdings Limited

Former Name if Applicable

Connaught House, 5th Floor, One Burlington Road

Address of Principal Executive Office (Street and Number)

Dublin 4, D04 C5Y6, Ireland

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 20-F for the year ended December 31, 2025 (the “Form 20-F”) because of unanticipated delays in the completion of its financial statements and related portions of the Form 20-F. The Registrant experienced delays receiving financial information from the company’s sports clubs, which was necessary to finalize the audit. These delays could not be eliminated by the Registrant without unreasonable effort and expense. In accordance with Rule 12b-25 under the Securities Exchange Act of 1934, as amended, the Registrant anticipates filing the Form 20-F no later than fifteen calendar days following the prescribed due date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Justin Bowes	(212)	262-6700
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Note Regarding Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains certain “forward-looking statements.” All statements other than statements of historical facts are forward-looking statements. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “may,” “predict,” “project,” “will,” or “would” or the negative thereof or other variations thereof or comparable terminology. These forward-looking statements are based on the Registrant’s current beliefs, assumptions and expectations regarding future events, which in turn are based on information currently available to the Registrant. Such forward-looking statements include statements regarding the anticipated timing of completion of the Registrant’s financial statements for the fiscal year ended December 31, 2025. These forward-looking statements are subject to a number of factors and uncertainties that could cause the Registrant’s actual results, performance, liquidity or achievements to differ materially from those expressed in or contemplated by the forward-looking statements. Such factors include, but are not limited to, the risk that additional or different information may become known prior to the expected filing of the periodic report described herein. Other risk factors affecting the Registrant are discussed in the Registrant’s filings with the Securities and Exchange Commission (the “SEC”) available at www.sec.gov. The Registrant cautions you that the list of risk factors included in the Registrant’s SEC filings may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this Notification of Late Filing on Form 12b-25 may not in fact occur. The Registrant undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as otherwise required by law.

Brera Holdings PLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 30, 2026	By:	/s/ Justin Bowes
Justin Bowes Chief Legal Officer

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